ArcelorMittal results for the first quarter 2014

Luxembourg, May 9, 2014 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three month period ended March 31, 2014.

Highlights:

▪	Health and safety: LTIF rate[2] of 0.85x in 1Q 2014 as compared to 0.93x in 1Q 2013
▪	EBITDA[3] of $1.8 billion in 1Q 2014, a 23% improvement as compared to 1Q 2013 on an underlying basis[4]; EBITDA/t increased in all steel segments with the exception of NAFTA which was negatively impacted by extreme weather
▪	Net loss of $0.2 billion in 1Q 2014 as compared to a net loss of $0.3 billion in 1Q 2013
▪	Steel shipments of 21.0Mt, an increase of 2.4% as compared to 1Q 2013
▪	14.8 Mt own iron ore production as compared to 13.1 Mt in 1Q 2013; 9.3 Mt shipped and reported at market prices[5] as compared to 7.3 Mt in 1Q 2013
▪	Net debt[6] of $18.5 billion as of March 31, 2014 an increase of $2.4 billion during the quarter due to investment in working capital and other payables ($1.3 billion), the early redemption of perpetual securities ($0.7 billion), M&A ($0.2 billion) and foreign exchange ($0.1 billion)

Key developments:

▪	AM/NS Calvert: In partnership with Nippon Steel & Sumitomo Metal Corporation, the acquisition of ThyssenKrupp Steel USA, a steel processing plant in Calvert, Alabama, was completed on Feb 26, 2014 for a purchase price of $1.55 billion
▪	Mining: opportunity to stretch iron ore production capacity from current target of 84Mt by end 2015 to 95Mt has been identified, due to additional 5Mtpa potential at Liberia and additional 6Mtpa potential at ArcelorMittal Mines Canada

Outlook and guidance framework:

▪	Based on its guidance framework, the Company continues to anticipate 2014 EBITDA of approximately $8.0 billion, assuming:

a) Steel shipments increase by approximately 3% in 2014 as compared to 2013

b) Marketable iron ore shipments increase by approximately 15%

c) The iron ore price averages approximately $120/t (for 62% Fe CFR China)

d) A moderate improvement in steel margins

▪	Net interest expense is expected to be approximately $1.6 billion for 2014
▪	Capital expenditure is expected to be approximately $3.8-4.0 billion for 2014
▪	The Company maintains its medium term net debt target at $15 billion

Financial highlights (on the basis of IFRS1):

(USDm) unless otherwise shown	1Q 14	4Q 13	3Q 13	2Q 13	1Q 13
Sales	19,788	19,848	19,643	20,197	19,752
EBITDA	1,754	1,910	1,713	1,700	1,565
Operating income / (loss)	674	(36)	477	352	404
Net loss	(205)	(1,227)	(193)	(780)	(345)
Basic loss per share (USD)	(0.12)	(0.69)	(0.12)	(0.44)	(0.21)

Own iron ore production (Mt)	14.8	15.4	14.9	15.0	13.1
Iron ore shipments at market price (Mt)	9.3	10.3	9.4	8.2	7.3
Crude steel production (Mt)	23.0	23.0	23.3	22.5	22.4
Steel shipments (Mt)	21.0	20.5	20.7	20.9	20.5
EBITDA/tonne (US$/t)[7]	84	93	83	81	76

Commenting, Mr. Lakshmi N. Mittal, ArcelorMittal Chairman and CEO, said:

“Today’s figures continue to show the improved year-over-year performance of our business driven by recovering steel markets, the expansion of our mining operations, and the continued benefits of our focused cost optimization. The prospects for growth of our core markets in Europe and the US are encouraging and overall we remain cautiously optimistic about the business outlook for the rest of 2014”.

First quarter 2014 earnings analyst conference call

ArcelorMittal management will host a conference call for members of the investment community to discuss the first quarter period ended March 31, 2014 on:

Date	US Eastern time	London	CET
Friday May 9, 2014	9.30am	2.30pm	3.30pm

The dial in numbers:
Location	Toll free dial in numbers	Local dial in numbers	Participant
UK local:	0800 051 5931	+44 (0)203 364 5807	79429521#
USA local:	186 6719 2729	+1 24 06450345	79429521#
France:	0800 9174780	+33 17071 2916	79429521#
Germany:	0800 965 6288	+49 692 7134 0801	79429521#
Spain:	90 099 4930	+34 911 143436	79429521#
Luxembourg:	800 26908	+352 27 86 05 07	79429521#

A replay of the conference call will be available for one week by dialing:
Number	Language	Access code
+49 (0) 1805 2043 089	English	446652#

The conference call will include a brief question and answer session with senior management. The presentation will be available via a live video webcast on www.arcelormittal.com.

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2013 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Corporate responsibility and safety performance

Health and safety - Own personnel and contractors lost time injury frequency rate2

Health and safety performance, based on own personnel figures and contractors lost time injury frequency (LTIF) rate, increased to 0.85x in the first quarter of 2014 (“1Q 2014”) as compared to 0.75x for the fourth quarter of 2013 (“4Q 2013”) and improved as compared to 0.93x for the first quarter of 2013 (“1Q 2013”). During 1Q 2014, significant improvement in the Mining segment performance relative to 4Q 2013, was partially offset by deterioration in the Brazil segment.

The Company’s effort to improve the group’s Health and Safety record continues. Whilst the LTIF target of 0.75x is maintained for 2014, the Company is focused on further reducing the rate of severe injuries and fatality prevention.

Own personnel and contractors - Frequency rate

Lost time injury frequency rate	1Q 14	4Q 13	3Q 13	2Q 13	1Q 13
Mining	0.26	0.66	0.43	0.61	0.84

NAFTA	1.00	0.97	1.23	1.21	0.94
Brazil	0.98	0.44	0.57	0.77	1.09
Europe	1.19	0.97	1.18	1.05	1.13
ACIS	0.54	0.47	0.55	0.76	0.62
Total Steel	0.96	0.76	0.92	0.96	0.95

Total (Steel and Mining)	0.85	0.75	0.84	0.90	0.93

Key corporate responsibility highlights for 1Q 2014

ArcelorMittal 2013 corporate responsibility report, “Steel: stakeholder value at every stage”, was released on April 22, 2014.This 7th edition received external assurance from Deloitte LLP and maintains the Global Reporting Initiative G3.1 Guidelines at level B+. (http://corporate.arcelormittal.com/corporate-responsibility).

Highlights on sustainable innovations:

•	ArcelorMittal has been recognized with multiple awards for quality and innovation in its partnerships with automotive customers, including Ford, General Motors and Honda.
o	In March 2014, Ford awarded ArcelorMittal its top, #1 supplier rating. Not only did we again achieve #1 ratings in each of Ford’s technology-focused ratings, we achieved seven #1 ratings out of eight categories. This is the best performance ever achieved by a Ford steel supplier.
o	In April 2014, ArcelorMittal was named a General Motors Supplier of the Year 2013 and received the automaker’s Overdrive Award, one of only 68 given out to the best of General Motors’ 20,000 global suppliers.

o	In April 2014, ArcelorMittal received two awards for the industry’s first laser-welded, hot-stamped door ring in the Honda Acura MDX at the 2014 Automotive News PACE Awards:
▪	ArcelorMittal, Honda and Magna’s Cosma International jointly won the 2014 Automotive News PACE Award in the ‘Manufacturing Process and Capital Equipment’ category.
▪	Additionally, Honda, in partnership with ArcelorMittal and Magna’s Cosma International, was awarded the 2014 Innovation Partnership Award.

•	ArcelorMittal has entered a partnership with the world leader in solar air heating, Conserval Engineering, to manufacture SolarWall®, a technology that uses solar radiation to heat buildings while reducing a building’s heating costs by up to 50%.
•	ArcelorMittal and Mieres Tubos were recognized with a 2014 Intertraffic Innovation Award for the jointly designed zinc-magnesium-aluminium Magnelis® coating and high strength low alloy steel for safety barriers; those barriers are safer, provide a 25% weight reduction, and have a lower maintenance cost than traditional barriers.
•	ArcelorMittal joined the launch of CSR Europe’s new campaign on sustainable living in cities; the company show-cased LicaBuilt™, PHOSTER and SolarWall® research and development innovations.

Analysis of results for 1Q 2014 versus 4Q 2013 and 1Q 2013

ArcelorMittal recorded a net loss for 1Q 2014 of $0.2 billion, or $(0.12) loss per share, as compared to a net loss of $1.2 billion, or $(0.69) loss per share for 4Q 2013, and a net loss of $0.3 billion, or $(0.21) loss per share for 1Q 2013.

Total steel shipments for 1Q 2014 were 21.0 million metric tonnes as compared with 20.5 million metric tonnes for 4Q 2013 and 20.5 million metric tonnes for 1Q 2013.

Sales for 1Q 2014, 4Q 2013 and 1Q 2013 were comparable at $19.8 billion. As compared to 4Q 2013, sales in 1Q 2014 were impacted by improved steel shipments (+2.4%) offset in part by lower average steel selling prices (-1.3%) and seasonally lower market priced iron ore shipments (-9%) and lower iron ore reference prices (-11%).

Depreciation amounted to $1,080 million for 1Q 2014 as compared to $1,263 million in 4Q 2013 and $1,161 million for 1Q 2013. In recent years the Company’s maintenance practices have technically enabled an increase in the useful lives of key plant and equipment. As a result of this development, it is appropriate to extend the depreciation schedules resulting in a lower charge to the income statement. The full detailed review of useful lives of the assets is expected to be completed by the end of the second quarter of 2014, following which, the Company expects the annual depreciation charge to be within a range of $3.5 to $4.0 billion.

Impairment charges for 1Q 2014 and 1Q 2013 were nil. Impairment charges for 4Q 2013 were $304 million primarily including $181 million related to the Thabazimbi mine in South Africa (ACIS) following the transfer of the future operating and financial risks of the asset to Kumba as part of a new iron ore agreement with Sishen8 and $61 million for the costs associated with the discontinued iron ore project in Mauritania (Mining).

Restructuring charges for 1Q 2014 and 1Q 2013 were nil. Restructuring charges for 4Q 2013 totalled $379 million, primarily related to the announced industrial and social plan for the finishing facilities at Liege, Belgium. The components of Asset Optimization as announced in 4Q 2011 are now essentially complete, with all associated costs having been charged to the income statement.

Operating income for 1Q 2014 was $674 million, as compared to operating loss of $36 million for 4Q 2013 and operating income of $404 million for 1Q 2013. Operating result for 1Q 2013 was positively impacted by a $47 million fair valuation gain relating to the acquisition of an additional ownership interest in DJ Galvanizing in Canada, and $92 million related to “Dynamic Delta Hedge” (DDH) income9. The DDH income recorded in 1Q 2013 was the final instalment of such income.

Income from investments, associates and joint ventures in 1Q 2014 was $36 million as compared to a loss in 4Q 2013 of $453 million, and a loss of $18 million in 1Q 2013. Income in 1Q 2014 was primarily the result of improved performance of Spanish entities. Loss from investments, associates and joint ventures during 4Q 2013 was negatively impacted by a $200 million impairment loss on China Oriental following a revision of underlying future cash flow assumptions, a $111 million impairment charge relating to the agreed sale of the Company’s 50% interest in Kiswire ArcelorMittal Ltd to the joint venture partner Kiswire (South Korea)10, a $111 million impairment charge for Coal of Africa (South Africa)11 and a $57 million loss related to the partial disposal of Erdemir12.

Net interest expense (including interest expense and interest income) in 1Q 2014 was $426 million, as compared to $419 million for 4Q 2013 and $478 million for 1Q 2013. The Company expects full year 2014 net interest expense of approximately $1.6 billion.

Foreign exchange and other net financing costs were $380 million for 1Q 2014 as compared to $384 million for 4Q 2013 and $155 million for 1Q 2013.

ArcelorMittal recorded an income tax expense of $61 million for 1Q 2014, as compared to an income tax expense of $24 million for 4Q 2013 and an income tax expense of $97 million for 1Q 2013.

Non-controlling interests for 1Q 2014 were a charge of $48 million, as compared to a gain of $89 million for 4Q 2013 and a charge of $1 million for 1Q 2013. Non-controlling interests charges for 1Q 2014 primarily relate to minority shareholders’ share of net income recorded in ArcelorMittal Mines Canada and South Africa.

Capital expenditure projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures.

Completed projects in most recent quarters

Segment	Site	Project	Capacity / particulars	Actual completion
Mining	ArcelorMittal Mines Canada	Replacement of spirals for enrichment	Increase iron ore production by 0.8mt / year	1Q 2013
Mining	ArcelorMittal Mines Canada	Expansion project	Increase concentrator capacity by 8mt/ year (16 to 24mt/ year)	2Q 2013 (a)

Ongoing(b) projects

Segment	Site	Project	Capacity / particulars	Forecast completion
Mining	Liberia	Phase 2 expansion project	Increase production capacity to 15mt/ year (high grade sinter feed)	2015 (c)
NAFTA	ArcelorMittal Dofasco (Canada)	Construction of a heavy gauge Galvanizing line#6 to optimise Galvanizing operations	Optimize cost and increase shipment of galvanized products by 0.3mt / year	2015 (e)
Brazil	ArcelorMittal Vega Do Sul (Brazil)	Expansion project	Increase hot dipped galvanizing (HDG) capacity by 0.6mt / year and cold rolling (CR) capacity by 0.7mt / year	On hold
Brazil	Monlevade (Brazil)	Wire rod production expansion	Increase in capacity of finished products by 1.1mt / year	2015 (f)
	Juiz de Fora (Brazil)	Rebar and meltshop expansion	Increase in rebar capacity by 0.4mt / year; Increase in meltshop capacity by 0.2mt / year	2015 (f)
Brazil	Monlevade (Brazil)	Sinter plant, blast furnace and meltshop	Increase in liquid steel capacity by 1.2mt / year; Sinter feed capacity of 2.3mt / year	On hold (f)
Brazil	Acindar (Argentina)	New rolling mill	Increase in rolling capacity by 0.4mt / year for bars for civil construction	2016 (g)

Joint venture projects

Region	Site	Project	Capacity / particulars	Forecast completion

China	Hunan Province	VAMA auto steel JV13	Capacity of 1.5mt pickling line, 0.9mt continuous annealing line and 0.5mt of hot dipped galvanizing auto steel	2H 2014 (h)
Canada	Baffinland	Early revenue phase	Production capacity 3.5mt/ year (iron ore)	2015 (d)

a)	Final capex for the AMMC expansion project was $1.6 billion. The ramp-up of expanded capacity at AMMC hit a run-rate of 24mt by year end 2013. Stretch opportunity to 30mtpa concentrate through debottlenecking of existing operations has been identified but remains subject to board approval.
b)	Ongoing projects refer to projects for which construction has begun (excluding various projects that are under development), or have been placed on hold pending improved operating conditions.
c)	The Phase 2 expansion of the Liberia project to a production capacity of 15 million tonnes per annum sinter feed is underway. The first sinter feed production is expected at the end of 2015. Stretch opportunity to 20mtpa including 5mtpa DSO has been identified but remains subject to board approval. Phase 2 is expected to require capex of $1.7 billion
d)	The Company’s Board of Directors has approved the Early Revenue Phase (“ERP”) at Baffinland, which requires less capital investment than the full project as originally proposed. Implementation of the ERP is now underway and environmental approvals are in place. The goal is to reach a 3.5mt per annum production rate during the open water shipping season by the end of 2015. The budget for the ERP is approximately $730 million and requires upgrading of the road that connects the port in Milne Inlet to the mine site.
e)	During 3Q 2013, the Company restarted the construction of a heavy gauge galvanizing line #6 (capacity 660ktpy) at Dofasco. On completion of this project in 2015, the older and smaller galvanizing line #2 (capacity 400ktpy) will be closed. The project is expected to benefit EBITDA through increased shipments of galvanized product (260ktpy), improved mix and optimized costs. The line #6 will also incorporate Advanced High Strength Steel (AHSS) capability and is the key element in a broader program to improve Dofasco’s ability to serve customers in the automotive, construction, and industrial markets.
f)	During 2Q 2013, the Company restarted its Monlevade expansion project in Brazil. The project is expected to be completed in two phases with the first phase (investment in which has now been approved) focused mainly on downstream facilities and consisting of a new wire rod mill in Monlevade with additional capacity of 1,050 ktpy of coils with capex estimated at a total of $280 million; and Juiz de Fora rebar capacity increase from 50 to 400ktpy (replacing some wire rod production capacity) and meltshop capacity increase by 200ktpy. This part of the overall investment is expected to be finished in 2015. A decision whether to invest in Phase 2 of the project, focusing on the upstream facilities in Monlevade (sinter plant, blast furnace and meltshop), will be taken at a later date.
g)	During 3Q 2013, Acindar Industria Argentina de Aceros S.A. (ArcelorMittal Acindar) announced its intention to invest $100 million in a new rolling mill (with production capacity of 400ktpy of rebars from 6 to 32mm) in Santa Fe province, Argentina devoted to the manufacturing of civil construction products. The new rolling mill will also enable ArcelorMittal Acindar to optimize production at its special bar quality (SBQ) rolling mill in Villa Constitución, which in the future will only manufacture products for the automotive and mining industries. The project is expected to take up to 24 months to build, with operations expected to start in 2016.
h)	Valin ArcelorMittal Automotive Steel (“VAMA”), a downstream automotive steel joint venture between ArcelorMittal and Valin Group, of which the Company owns 49%, will produce steel for high-end applications in the automobile industry and supply international automakers and first-tier Chinese car manufacturers as well as their supplier networks for the rapidly growing Chinese market. The project involves the construction of state of the art pickling line tandem CRM (1.5mt), continuous annealing line (0.9mt) and hot dipped galvanised line (0.5mt). Total capital investment is expected to be approximately $850 million (100% basis) with the first coil due to be produced in 2H 2014.

Analysis of segment operations

Effective January 1, 2014, ArcelorMittal implemented changes to its organizational structure which has a greater geographical focus.  The principal benefits of the changes are to reduce organizational complexity and layers; simplification of processes; regional synergies and taking advantage of the scale effect within the regions.

As a result, the segmentation analysis presented in this earnings release has been recast with prior periods reflecting the new organisational structure14. The changes are only related to the allocation between the new reporting segments of NAFTA, Brazil (Brazil and neighbouring countries), Europe and ACIS. There are no changes to the Group total or to the Mining segment.

The NAFTA segment includes the Flat, Long and Tubular operations of USA, Canada and Mexico. The Brazil segment includes the Flat operations of Brazil, and the Long and Tubular operations of Brazil and its neighbouring countries including Argentina, Costa Rica, Trinidad and Tobago and Venezuela. The Europe segment comprises the Flat, Long and Tubular operations of the European business, as well as Distribution Solution (AMDS). The ACIS division is largely unchanged with the addition of some Tubular operations. The Mining segment remains unchanged.

NAFTA

(USDm) unless otherwise shown	1Q 14	4Q 13	3Q 13	2Q 13	1Q 13
Sales	4,928	4,991	4,973	4,794	4,887
EBITDA	259	404	417	191	385
Depreciation	189	197	187	188	195
Operating income	70	207	230	3	190

Crude steel production (kt)	6,256	6,361	6,454	5,720	6,379
Steel shipments (kt)	5,613	5,728	5,774	5,433	5,565
Average steel selling price (US$/t)[15]	840	825	818	841	834

NAFTA crude steel production decreased by 1.6% to 6.3 million tonnes in 1Q 2014 as compared to 4Q 2013, due to lower production in the US impacted by severe weather conditions partly offset by a seasonal pick up in long products.

Steel shipments in 1Q 2014 were 5.6 million tonnes, a decrease of 2.0% as compared to 4Q 2013, primarily driven by a 1.7% decline in flat shipment volumes due to weather related issues, offset in part by a 1.8% improvement in long product shipment volumes.

Sales in NAFTA were 1.3% lower at $4.9 billion in 1Q 2014 as compared to 4Q 2013 due to lower steel shipments as discussed above, offset in part by higher average steel selling prices (+1.8%). Average steel selling prices for flat products increased by 1.8% and for long products by 0.7%.

EBITDA in 1Q 2014 decreased by 36.1% to $259 million as compared to $404 million in 4Q 2013. EBITDA was negatively impacted primarily in the US operations on account of lower production and higher energy costs caused by the severe weather disruption as discussed above, mitigated in part by higher average steel selling prices.

EBITDA in 1Q 2014 decreased by 32.9% to $259 million as compared to $385 million in 1Q 2013. EBITDA in 1Q 2013 was positively impacted by a $47 million valuation gain relating to acquisition of an additional ownership interest in DJ Galvanizing in Canada. Stripping out the impact of the one-time gain in 1Q 2013, EBITDA in 1Q 2014 decreased by 23.5% as compared to $338 million in 1Q 2013.

Brazil

(USDm) unless otherwise shown	1Q 14	4Q 13	3Q 13	2Q 13	1Q 13

Sales	2,356	2,537	2,531	2,618	2,462
EBITDA	425	497	498	533	367
Depreciation	138	171	162	175	183
Operating income	287	326	336	358	184

Crude steel production (kt)	2,413	2,450	2,576	2,561	2,400
Steel shipments (kt)	2,325	2,344	2,559	2,487	2,407
Average steel selling price (US$/t)	895	987	893	959	925

Brazil segment crude steel production was stable at 2.4 million tonnes in 1Q 2014 as compared to 4Q 2013.

Steel shipments in 1Q 2014 were 2.3 million tonnes, a decrease of 0.8% as compared to 4Q 2013, primarily driven by lower flat shipment volumes (-10.8%) due to operational issues in the hot strip mill in Tubarao, offset in part by seasonally stronger long products shipment volumes (+8.5%).

Sales decreased by 7.1% to $2.4 billion in 1Q 2014 as compared to $2.5 billion for 4Q 2013. Sales were lower primarily on account of lower shipment volumes and lower average steel selling prices (-9.3%) mainly as a result of lower Tubular prices due to currency devaluation. Average steel selling prices for flat products increased by 3.2% (local price rises partially offset by forex), while average steel selling prices for long products declined by 5.5% (local price increases outweighed by forex and mix impacts).

EBITDA in 1Q 2014 decreased by 14.6% to $425 million as compared to $497 million in 4Q 2013, and increased by 15.7% as compared to $367 million in 1Q 2013.

Europe

(USDm) unless otherwise shown	1Q 14	4Q 13	3Q 13	2Q 13	1Q 13
Sales	10,322	10,030	9,727	10,546	10,204
EBITDA	535	408	303	490	420
Depreciation	455	538	487	490	488
Impairments	-	62	-	24	-
Restructuring charges	-	353	-	164	-
Operating income / (loss)	80	(545)	(184)	(188)	(68)

Crude steel production (kt)	10,899	10,451	10,522	10,531	10,419
Steel shipments (kt)	10,009	9,474	9,257	10,011	9,527
Average steel selling price (US$/t)	808	805	786	807	819

Europe segment crude steel production in 1Q 2014 at 10.9 million tonnes, increased by 4.3% as compared to 4Q 2013 following the restart of a furnace in Dabrowa, Poland, after the completion of planned maintenance work.

Steel shipments in 1Q 2014 were 10.0 million tonnes, an increase of 5.6% as compared to 4Q 2013. Flat product shipment volumes increased by 5.8% and long product shipment volumes increased by 6.0%, both benefiting from seasonality and improved underlying demand.

Sales increased by 2.9% to $10.3 billion in 1Q 2014, as compared to $10.0 billion in 4Q 2013, primarily due to higher steel shipments. Average steel selling prices were stable relative to 4Q 2013. Average steel selling prices for flat products increased by 1.3% (local price decline offset by forex and mix effects) and for long products declined by 1.1% (local price decline and mix effects partially offset by forex effects).

EBITDA in 1Q 2014 increased by 31.3%, to $535 million, as compared to $408 million in 4Q 2013 mainly driven by higher shipments and price cost effects.

The comparable operating performance for Q4 2013 was impacted by impairment charges totaling $62 million and restructuring charges of $353 million, primarily related to the announced industrial and social plan for the finishing facilities at Liege Belgium ($324 million). There was no such impairment or restructuring charges in Q1 2014.

EBITDA in 1Q 2014 increased by 27.6% to $535 million as compared to $420 million in 1Q 2013. EBITDA in 1Q 2013 was positively impacted by $92 million DDH income. Stripping out the effects of the DDH income in 1Q 2013, EBITDA in 1Q 2014 increased by 63.4% as compared to $328 million in 1Q 2013, primarily due to improved steel shipments (+5.1%).

ACIS

(USDm) unless otherwise shown	1Q 14	4Q 13	3Q 13	2Q 13	1Q 13
Sales	2,007	1,975	2,141	2,151	2,152
EBITDA	109	54	110	127	23
Depreciation	129	142	134	129	137
Impairments	-	181	-	15	-
Restructuring charges	-	24	-	9	-
Operating (loss)	(20)	(293)	(24)	(26)	(114)

Crude steel production (kt)	3,413	3,726	3,710	3,681	3,245
Steel shipments (kt)	3,187	3,009	3,208	3,087	3,118
Average steel selling price (US$/t)	567	593	607	628	623

ACIS crude steel production decreased by 8.4% in 1Q 2014 to 3.4 million tonnes as compared to 3.7 million tonnes in 4Q 2013, primarily due to lower production in Ukraine which was impacted by blast furnace maintenance. On a year on year basis, 1Q 2014 crude steel production was up by 5.2% due to improvements in Kazakhstan and South Africa offset by lower production volumes in Ukraine.

Steel shipments in 1Q 2014 were 3.2 million tonnes, an increase of 5.9% as compared to 3.0 million tonnes in 4Q 2013, primarily due to a seasonal pick-up in demand in South Africa (+16.2%) and improved Kazakhstan volume (+8.5%) partially offset by lower Ukraine shipments (-2.7%).

Sales were $2.0 billion in 1Q 2014, an increase of 1.6% as compared to 4Q 2013. Sales in 1Q 2014 were positively impacted by improved volumes, offset in part by lower average steel selling prices (-4.4%). Average steel selling prices in Kazakhstan declined by 8.7%, in Ukraine prices declined by 4.1% and in South Africa prices declined by 4.9%.

EBITDA in 1Q 2014 increased by 102.7% to $109 million as compared to $54 million in 4Q 2013 due to seasonally higher shipment volumes, primarily in South Africa.

The comparable operating performance for 4Q 2013 was impacted by impairment charges of $181 million related to the Thabazimbi mine in South Africa following the transfer of the operating and financial risks of the asset to Kumba as part of a new iron ore supply agreement with Sishen. There were no such impairment charges in Q1 2014.

EBITDA in 1Q 2014 increased to $109 million as compared to $23 million in 1Q 2013. Performance in 1Q 2013 was negatively impacted by a fire at Vanderbijlpark (“VDP”) plant in South Africa incurring a $67 million loss.

Mining

	1Q 14	4Q 13	3Q 13	2Q 13	1Q 13
Sales[16]	1,256	1,621	1,595	1,351	1,199
EBITDA	433	582	533	432	433
Depreciation	159	197	152	146	147
Impairments	-	61	101	-	-
Operating income	274	324	280	286	286

Own iron ore production (a) (Mt)	14.8	15.4	14.9	15.0	13.1
Iron ore shipped externally and internally at market price (b) (Mt)	9.3	10.3	9.4	8.2	7.3
Iron ore shipment - cost plus basis (Mt)	4.2	6.3	6.8	6.5	4.8

Own coal production(a) (Mt)	1.8	2.0	2.0	2.0	2.0
Coal shipped externally and internally at market price(b) (Mt)	1.0	1.1	1.3	1.1	1.3
Coal shipment - cost plus basis (Mt)	0.8	0.8	0.7	0.7	0.7

(a) Own iron ore and coal production not including strategic long-term contracts

(b) Iron ore and coal shipments of market-priced based materials include the Company’s own mines, and share of production at other mines, and exclude supplies under strategic long-term contracts

Own iron ore production (not including supplies under strategic long-term contracts) in 1Q 2014 was 14.8 million metric tonnes, 3.6% lower than 15.4 million metric tonnes for 4Q 2013, primarily due to lower production from our Canadian mining operations due to severe winter conditions. This is largely seasonal and production in 1Q 14 was 13.1% above 1Q 2013.

Shipments at market price decreased by 9% to 9.3 million tonnes in 1Q 2014 as compared to 10.3 million tonnes in 4Q 2013, primarily driven by lower shipments from our Canadian mining operations driven by weather related issues. Shipments at market price in 1Q 2014 were 28% higher than 1Q 2013 primarily due to increased shipments in Canada following successful expansion of the concentrator from 16Mt to 24Mt during 2013.

Own coal production (not including supplies under strategic long-term contracts) in 1Q 2014 was 1.8 million metric tonnes, representing a decrease of 10.5% as compared to 4Q 2013 primarily due to lower production from adverse weather at US operations and operational issues at our Russian mines.

EBITDA for 1Q 2014 was $433 million, 25.6% lower as compared to $582 million in 4Q 2013. EBITDA in 1Q 2014 as compared to 4Q 2013 was negatively impacted by lower market priced shipments as well as lower seaborne iron ore market prices (down 11%), partially offset by a portion of iron ore shipments from Canada and Mexico that reference quarter-lagged prices which were 6% higher in 1Q 2014 than 4Q 2013.

Operating performance for 4Q 2013 was impacted by a $61 million impairment charge related to costs associated with the discontinued iron ore project in Mauritania. There were no such impairment charges in Q1 2014.

EBITDA for 1Q 2014 was $433 million, comparable to 1Q 2013 as higher market priced shipments (primarily from the Mines Canada expansion) was offset by lower seaborne iron ore market prices.

Liquidity and Capital Resources

For 1Q 2014, net cash used in operating activities was $0.5 billion , as compared to net cash provided from operating activities of $2.7 billion in 4Q 2013.

Cash used in operating activities in 1Q 2014 included a $0.9 billion investment in operating working capital as compared to a $0.8 billion release of operating working capital in 4Q 2013. Rotation days17 increased during 1Q 2014 to 61 days from 57 days in 4Q 2013 primarily driven by higher trade receivables. Net cash used by other operating activities in 1Q 2014 was $0.4 billion (including reversal of non-cash items such as income from associates and forex and changes in other payables, such as employee benefits, payment of provisions and VAT) as compared to net cash provided by other operating activities in 4Q 2013 of $1.3 billion (which included, among others, the reversal of non-cash impairments and the tax amnesty program in Brazil).

Net cash used in investing activities during 1Q 2014 was $1,090 million, as compared to $736 million in 4Q 2013. Capital expenditures decreased to $875 million in 1Q 2014 as compared to $1,010 million in 4Q 2013. Other investing activities in 1Q 2014 of $215 million primarily includes $258 million associated with the AM/NS Calvert acquisition18 offset in part by proceeds from the exercise of the second put option in Hunan Valin13. Other investing activities in 4Q 2013 of $274 million include proceeds of $267 million from the sale of a 6.66% stake in Erdemir.

Net cash provided by financing activities for 1Q 2014 was $557 million as compared to net cash used in financing activities of $216 million in 4Q 2013. During 1Q 2014, the Company paid dividends of $57 million including dividends to minority shareholders in ArcelorMittal Mines Canada and payments to perpetual securities holders. Net cash provided by financing activities for 1Q 2014 includes inflow of $1.3 billion relating to the proceeds from the issuance of a €750 million 3.00% Notes due 25 March 2019, under the Company’s €3 billion wholesale Euro Medium Term Notes Programme and proceeds from new 3-year $300 million financing provided by EDC (Export Development Canada), offset in part by the early redemption of perpetual securities of $657 million. Net cash provided by financing activities for 1Q 2013 was $4.7 billion which included cash proceeds from the combined offering19 of ordinary shares and mandatorily convertible subordinated notes totalling approximately $4.0 billion, as well as $810 million in cash received related to the first installment of the investment by a consortium led by POSCO and China Steel Corporation to acquire a joint venture interest in ArcelorMittal’s Labrador Trough iron ore mining and infrastructure assets in Quebec, Canada. The second installment of the investment by the consortium ($290 million), which increased the consortium’s interest in the joint venture from 11% to 15%, was made in the second quarter of 2013.

At March 31, 2014, the Company’s cash and cash equivalents (including restricted cash) and short-term investments amounted to $5.1 billion as compared to $6.2 billion at December 31, 2013. Gross debt of $23.6 billion at March 31, 2014, increased $1.3 billion as compared to December 31, 2013. As of March 31, 2014, net debt was $18.5 billion as compared with $16.1 billion at December 31, 2013, primarily due to investment in operating working capital ($0.9 billion) and other payables ($0.4 billion); early redemption of perpetual securities ($0.7 billion); payments for AM/NS Calvert ($0.3 billion) and forex (0.1 billion). The Company also, along with its partner Nippon Steel & Sumitomo Metal Corporation (“NSSMC”), guaranteed 50% of a $1,320 million bridge financing put in place at the level of the Joint Venture. The bridge financing matures on August 15, 2014.

The Company had liquidity20 of $11.1 billion at March 31, 2014, consisting of cash and cash equivalents (including restricted cash and short-term investments) of $5.1 billion and $6.0 billion of available credit lines. On March 31, 2014, the average debt maturity was 5.9 years.

3-year $3 billion management gains program

As part of the Company’s management gains improvement target of $3 billion by the end of 2015, action plans and detailed targets have been set at the various business units. The Group is targeting cost savings related to reliability, fuel rate, yield and productivity with two thirds of costs targeted being variable costs.

The annualized rate of savings at December 31, 2013 was $1.1 billion. Going forward the rate of progress will be updated annually.

Key recent developments

•	On April 30, 2014, ArcelorMittal and H.E.S. Beheer N.V. have signed a Sale and Purchase Agreement for the sale of ArcelorMittal’s 78% stake in European port handling and logistics company ATIC Services S.A. (“ATIC”) to HES Beheer for €155 million ($214 million)21. HES Beheer currently holds 22% in ATIC. This transaction would give HES Beheer 100% ownership of ATIC. The transaction is consistent with ArcelorMittal’s stated strategy of selective divestment of non-core assets. The transaction is subject to the customary closing conditions, including but not limited to competition clearance, and is expected to be completed in June 2014. As of March 31, 2014 ATIC is classified as an asset held for sale.

•	On March 25, 2014, ArcelorMittal announced the issuance of €750 million 3.00 per cent Notes due 25 March 2019 under its €3 billion wholesale Euro Medium Term Notes Programme. The proceeds of the issuance will be used for general corporate purposes.

•	On March 10, 2014, ArcelorMittal held its 2014 Investor Day, during which, among other points, the Company:

o	Outlined the recovery plan underway to improve EBITDA in its ACIS business segment; and

o	Identified opportunities in the Mining business to stretch iron ore production capacity from the current target of 84Mt by end 2015 to 95Mt, with additional 5Mtpa potential at Liberia and additional 6Mtpa potential at AMMC, with an expected low capex intensity and cost benefits from scale; the opportunities remain subject to board approval.

•	On February 26, 2014, ArcelorMittal, together with Nippon Steel & Sumitomo Metal Corporation (“NSSMC”), announced that it had completed the acquisition of ThyssenKrupp Steel USA (“TK Steel USA”), a steel processing plant in Calvert, Alabama, having received all necessary regulatory approvals. The transaction – a 50/50 joint venture with NSSMC – was completed for an agreed price of US$1,550 million plus working capital and net debt adjustment. The Calvert plant has a total capacity of 5.3 million tons including hot rolling, cold rolling, coating and finishing lines. The integration process is now underway and steel operations are approximately 80% utilized.

Outlook and guidance

Based on its guidance framework, the Company continues to anticipate EBITDA of approximately $8 billion in 2014. The key assumptions behind this framework are discussed below.

Based on the current economic outlook, ArcelorMittal expects global apparent steel consumption (“ASC”) to increase by approximately 3-3.5% in 2014. Recent data has confirmed a continued pickup in European manufacturing activity during the first half of 2014, which should support ASC growth in 2014 of approximately 2-3%, slightly higher than our previous forecast range of 1.5-2.5%. Despite the recent severe weather in the US which dampened demand in the first quarter 2014, ASC still remains higher year-on-year and we are seeing positive signs of stronger growth in the second and third quarters of this year. As a result we expect US ASC growth in 2014 to be towards the top end of our 3.5-4.5% forecast range. While there remain risks to steel demand in the CIS and emerging markets in general, the stronger fundamentals in our key developed world markets continue to support our expectation that steel shipments should increase by approximately 3% in 2014 as compared to 2013.

Following the successful ramp up of expanded capacity at ArcelorMittal Mines Canada, year-on-year increases in market priced iron ore shipments are expected. This should underpin a 15% expansion of marketable iron ore volumes for the Company in 2014 as compared to 2013.

The working assumption behind the 2014 EBITDA guidance remains an average iron ore price of ~$120/t (for 62% Fe CFR China).

Due to improved industry utilization rates, and the further contribution of the Group’s Asset Optimization and Management Gains cost optimization programs, steel margins are expected to moderately improve in 2014.

Furthermore, the Company expects net interest expense to be approximately $1.6 billion in 2014 as compared to $1.8 billion in 2013 due primarily to lower average debt.

Capital expenditure is expected to be approximately $3.8-4.0 billion, a slight increase in 2014 as compared to 2013, with some of the expected spending from last year rolling into 2014 as well as the continuation of the phase II Liberia project.

As previously communicated, the Company does not intend to ramp-up any major steel growth capex or increase dividends until the medium term $15 billion net debt target has been achieved and market conditions improve.

ArcelorMittal Condensed Consolidated Statements of Financial Position1

	March 31,	December 31,	March 31,
In millions of U.S. dollars	2014	2013	2013
ASSETS
Cash and cash equivalents including restricted cash	5,061	6,232	7,977
Trade accounts receivable and other	5,547	4,886	6,130
Inventories	18,888	19,240	18,389
Prepaid expenses and other current assets	3,406	3,375	3,319
Assets held for sale[22]	621	292	-
Total Current Assets	33,523	34,025	35,815

Goodwill and intangible assets	8,716	8,734	9,365
Property, plant and equipment	50,876	51,364	52,507
Investments in associates and joint ventures	6,907	7,195	6,923
Deferred tax assets	9,075	8,938	7,994
Other assets	2,251	2,052	3,163
Total Assets	111,348	112,308	115,767

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	5,336	4,092	4,234
Trade accounts payable and other	12,181	12,604	11,558
Accrued expenses and other current liabilities	7,679	8,456	7,416
Liabilities held for sale	194	83	-
Total Current Liabilities	25,390	25,235	23,208

Long-term debt, net of current portion	18,226	18,219	21,745
Deferred tax liabilities	3,190	3,115	2,896
Other long-term liabilities	12,478	12,566	14,963
Total Liabilities	59,284	59,135	62,812

Equity attributable to the equity holders of the parent	48,735	49,793	49,522
Non–controlling interests	3,329	3,380	3,433
Total Equity	52,064	53,173	52,955
Total Liabilities and Shareholders’ Equity	111,348	112,308	115,767

ArcelorMittal Condensed Consolidated Statement of Operations1

	Three months ended
In millions of U.S. dollars	1Q 14	4Q 13	3Q 13	2Q 13	1Q 13
Sales	19,788	19,848	19,643	20,197	19,752
Depreciation	(1,080)	(1,263)	(1,135)	(1,136)	(1,161)
Impairment	-	(304)	(101)	(39)	-
Restructuring charges	-	(379)	-	(173)	-
Operating income / (loss)	674	(36)	477	352	404
Operating margin %	3.4%	(0.2%)	2.4%	1.7%	2.0%

Income (loss) from associates, joint ventures and other investments	36	(453)	53	(24)	(18)
Net interest expense	(426)	(419)	(409)	(471)	(478)
Foreign exchange and other net financing (loss)	(380)	(384)	(269)	(530)	(155)
Loss before taxes and non-controlling interests	(96)	(1,292)	(148)	(673)	(247)
Current tax	(156)	(84)	(11)	(149)	(61)
Deferred tax	95	60	16	50	(36)
Income tax benefit / (expense)	(61)	(24)	5	(99)	(97)
Loss including non-controlling interests	(157)	(1,316)	(143)	(772)	(344)
Non-controlling interests	(48)	89	(50)	(8)	(1)
Net loss	(205)	(1,227)	(193)	(780)	(345)

Basic earnings (loss) per common share ($)	(0.12)	(0.69)	(0.12)	(0.44)	(0.21)
Diluted earnings (loss) per common share ($)	(0.12)	(0.69)	(0.12)	(0.44)	(0.21)

Weighted average common shares outstanding (in millions)	1,790	1,790	1,788	1,788	1,750
Adjusted diluted weighted average common shares outstanding (in millions)	1,792	1,792	1,789	1,789	1,751

EBITDA	1,754	1,910	1,713	1,700	1,565
EBITDA Margin %	8.9%	9.6%	8.7%	8.4%	7.9%

OTHER INFORMATION
Own iron ore production (million metric tonnes)[23]	14.8	15.4	14.9	15.0	13.1
Crude steel production (million metric tonnes)	23.0	23.0	23.3	22.5	22.4
Total shipments of steel products (million metric tonnes)	21.0	20.5	20.7	20.9	20.5

ArcelorMittal Condensed Consolidated Statements of Cash flows1

In millions of U.S. dollars	Three months ended
	1Q 14	4Q 13	3Q 13	2Q 13	1Q 13
Operating activities:
Net loss	(205)	(1,227)	(193)	(780)	(345)
Adjustments to reconcile net loss to net cash provided by operations:
Non-controlling interest	48	(89)	50	8	1
Depreciation and impairment	1,080	1,567	1,236	1,175	1,161
Restructuring charges	-	379	-	173	-
Deferred income tax	(95)	(60)	(16)	(50)	36
Change in operating working capital[24]	(906)	847	(806)	1,272	(549)
Other operating activities (net)	(393)	1,270	(719)	561	(606)
Net cash (used in) provided by operating activities	(471)	2,687	(448)	2,359	(302)
Investing activities:
Purchase of property, plant and equipment and intangibles	(875)	(1,010)	(806)	(709)	(927)
Other investing activities (net)	(215)	274	185	(8)	124
Net cash used in investing activities	(1,090)	(736)	(621)	(717)	(803)
Financing activities:
Net proceeds (payments) relating to payable to banks and long-term debt	1,286	(181)	(1,045)	(3,047)	(21)
Dividends paid	(57)	(14)	(364)	(3)	(34)
Combined capital offering	-	-	-	-	3,978
Payments for subordinated perpetual securities	(657)	-	-	-	-
Disposal / (acquisition) of non-controlling interests	-	-	-	290	810
Other financing activities (net)	(15)	(21)	(31)	(36)	(40)
Net cash provided by (used in) financing activities	557	(216)	(1,440)	(2,796)	4,693
Net (decrease) increase in cash and cash equivalents	(1,004)	1,735	(2,509)	(1,154)	3,588
Cash and cash equivalents transferred to assets held for sale	(31)	32	(41)	-	-
Effect of exchange rate changes on cash	(136)	57	47	61	(146)
Change in cash and cash equivalents	(1,171)	1,824	(2,503)	(1,093)	3,442

Appendix 1: Debt repayment schedule as of March 31, 2014

Debt repayment schedule (USD billion)	2014	2015	2016	2017	2018	>2018	Total
Term loan repayments
- Convertible bonds	2.5	-	-	-	-	-	2.5
- Bonds	0.8	2.2	1.9	2.8	2.2	8.6	18.5
Subtotal	3.3	2.2	1.9	2.8	2.2	8.6	21.0
LT revolving credit lines
- $3.6bn syndicated credit facility	-	-	-	-	-	-	-
- $2.4bn syndicated credit facility	-	-	-	-	-	-	-
Commercial paper[25]	0.1	-	-	-	-	-	0.1
Other loans	0.6	0.3	0.9	0.2	0.1	0.4	2.5
Total gross debt	4.0	2.5	2.8	3.0	2.3	9.0	23.6

Appendix 2: Credit lines available as of March 31, 2014

Credit lines available (USD billion)	Maturity	Commitment	Drawn	Available
- $3.6bn syndicated credit facility	18/03/2016	3.6	0.0	3.6
- $2.4bn syndicated credit facility	06/11/2018	2.4	0.0	2.4
Total committed lines		6.0	0.0	6.0

Appendix 3: EBITDA bridge from 4Q 2013 to 1Q 2014

USD millions	EBITDA 4Q 13	Volume & Mix - Steel (a)	Volume & Mix - Mining (a)	Price-cost - Steel (b)	Price-cost - Mining (b)	Non -Steel EBITDA (c)	Other (d)	EBITDA 1Q 14
Group	1,910	120	(49)	(100)	(100)	4	(31)	1,754

a)	The volume variance indicates the sales value gain/loss through selling a higher/lower volume compared to the reference period, valued at reference period contribution (selling price–variable cost). The mix variance indicates sales value gain/loss through selling different proportions of mix (product, choice, customer, market including domestic/export), compared to the reference period contribution.
b)	The price-cost variance is a combination of the selling price and cost variance. The selling price variance indicates the sales value gain/loss through selling at a higher/lower price compared to the reference period after adjustment for mix, valued with the current period volumes sold. The cost variance indicates increase/decrease in cost (after adjustment for mix, one-time items, non-steel cost and others) compared to the reference period cost. Cost variance includes the gain/loss through consumptions of input materials at a higher price/lower price, movement in fixed cost, changes in valuation of inventory due to movement in capacity utilization etc.
c)	Non-steel EBITDA variance primarily represents the gain/loss through the sale of by-products and services.
d)	Other represents the gain/loss through movements in provisions including write downs, write backs of inventory, onerous contracts, reversal of provisions, foreign exchange, etc. as compared to the reference period. Others primarily represents foreign exchange.

Appendix 4: Capital expenditure26

(USDm)	1Q 14	4Q 13	3Q 13	2Q 13	1Q 13
NAFTA	110	158	104	81	79
Brazil	135	103	51	54	68

Europe	309	282	235	175	298
ACIS	105	125	85	99	89
Mining	209	341	314	298	389
Total	875	1,010	806	709	927

Note: Table excludes others and eliminations.

1 The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). While the interim financial information included in this announcement has been prepared in accordance with IFRS applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. This press release also includes certain non-GAAP financial measures.

2 Lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.

3 EBITDA is defined as operating income plus depreciation, impairment expenses and restructuring charges / exceptional items.

4 EBITDA in 1Q 2013 of $1,565 million included the positive impact of a $47 million fair valuation gain relating to the acquisition of an additional ownership interest in DJ Galvanizing in Canada and $92 million of DDH income.

5 Market priced tonnes represent amounts of iron ore and coal from ArcelorMittal mines that could be sold to third parties on the open market. Market priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments and reported at the prevailing market price. Shipments of raw materials that do not constitute market priced tonnes are transferred internally and reported on a cost-plus basis.

6 Net debt refers to long-term debt, plus short-term debt, less cash and cash equivalents, restricted cash and short-term investments.

7 EBITDA/t is calculated as total Group EBITDA divided by total steel shipments.

8 On November 5, 2013, ArcelorMittal announced that its 51% subsidiary, ArcelorMittal South Africa, had reached an agreement with Sishen Iron Ore Company Ltd (SIOC), a subsidiary of Kumba, relating to the long-term supply of iron ore. The agreement, which became effective as of January 1, 2014, allows ArcelorMittal South Africa to purchase up to 6.25 million tonnes a year of iron ore from SIOC, complying with agreed specifications and lump-fine ratios.  The price of iron ore sold to ArcelorMittal South Africa by SIOC will be determined with reference to the cost (including capital costs) associated with the production of iron ore from the DMS Plant at the Sishen Mine plus a margin of 20%, subject to a ceiling price equal to the Sishen Export Parity Price at the mine gate. While all prices will be referenced to Sishen Mine costs (plus 20%) there is an agreed price for pre-determined quantities of iron ore for the first two years of the agreement. This volume of 6.25 million tonnes a year of iron ore includes any volumes delivered by SIOC to ArcelorMittal from the Thabazimbi mine, the operational and financial risks of which will pass from ArcelorMittal to Kumba under the terms of this agreement. This agreement settled various disputes between the parties.

9 This relates to a transaction (a "dynamic delta hedge") designed to hedge U.S. dollar-denominated raw material purchases until 2012 that ArcelorMittal entered into in mid-2008 and unwound in late 2008.

10 On December 9, 2013, ArcelorMittal signed an agreement with Kiswire Ltd. for the sale of its 50% stake in the joint venture Kiswire ArcelorMittal Ltd in South Korea and certain other entities of its steel cord business in the US, Europe and Asia for a total consideration of $169 million. The Company wrote the carrying amount of the assets down to the net proceeds from the sale for a total amount of $152 million and classified the assets and liabilities subject to the transaction as held for sale. The impairment charge of $152 million is included in income from associates and joint ventures for $111 million with respect to the impairment of the 50% interest in Kiswire ArcelorMittal Ltd and in the impairment line for $41 million related to subsidiaries included in the transaction. The Company expects to close the transaction during the second quarter of 2014 subject to regulatory approvals. As of March 31, 2014 the assets/liabilities related to the disposal continue to be classified as held for sale.

11 Coal of Africa (CoAL) is an equity investment listed on the Johannesburg, London and Australian exchange markets. ArcelorMittal’s stake is 12.03%, and following the accumulation of operating losses, the Company has impaired the asset.

12 On October 8, 2013, ArcelorMittal announced the sale of 233,169,183 shares (the “Shares”) of Ereğli Demir ve Çelik Fabrikaları T.A.Ş. (“Erdemir”) by way of a single accelerated bookbuilt offering to institutional investors. The sale generated proceeds of $267 million. Prior to the sale, ArcelorMittal owned 655,969,154 Shares, representing approximately 18.74% of Erdemir’s share capital. Following completion of the sale, ArcelorMittal holds approximately 12.08% of Erdemir’s share capital. ArcelorMittal has agreed to a 180-day lock-up period on its remaining stake in Erdemir. The transaction was cash positive; although it generated an accounting loss of $57 million that was booked in the fourth quarter of 2013.

13 The Company’s interest in the associate Hunan Valin Steel Tube and Wire Co. Ltd. (“Hunan Valin”) decreased from 30% to 20% following the sale of a 10% stake to Hunan Valin Iron & Steel Group Co, Ltd. (“Valin Group”) as a result of the exercise of the first and second put options on February 6, 2013 and August 6, 2013, respectively. The total consideration received for the sale for the first and second option was $194 million, of which $169 million was reinvested into a capital increase and the acquisition of an additional 16% interest in Valin ArcelorMittal Automotive Steel (“VAMA”), a downstream automotive steel joint venture between ArcelorMittal and Valin Group in which the Company increased accordingly its stake from 33% to 49%. The Company’s interest in Hunan Valin decreased from 20% to 15% following the sale of a 5% stake to Valin Group as a result of the exercise of the third put option on February 8, 2014. The Hunan Valin investment has now been reclassified as available for sale as a result of the exercise of the third put option.

14 Shipments information at group level was previously based on a simple aggregation, eliminating intra-segment shipments and excluding shipments of the Distribution Solutions segment.  The new presentation of shipments information eliminates both inter- and intra–segment shipments which are primarily between Flat/Long plants and Tubular plants and continues to exclude the shipments of Distribution Solutions.

15 Average steel selling prices are calculated as steel sales divided by steel shipments

16 There are three categories of sales: 1) “External sales”: mined product sold to third parties at market price; 2) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities and reported at prevailing market prices; 3) “Cost-plus tonnes” - internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or cost-plus is whether the raw material could practically be sold to third parties (i.e. there is a potential market for the product and logistics exist to access that market).

17 Rotation days are defined as days of accounts receivable plus days of inventory minus days of accounts payable. Days of accounts payable and inventory are a function of cost of goods sold of the quarter on an annualized basis. Days of accounts receivable are a function of sales of the quarter on an annualized basis.

18 On February 26, 2014, ArcelorMittal, together with Nippon Steel & Sumitomo Metal Corporation (“NSSMC”), announced that it has completed the acquisition of ThyssenKrupp Steel USA (“TK Steel USA”), a steel processing plant in Calvert, Alabama, having received all necessary regulatory approvals. The transaction – a 50/50 joint venture with NSSMC – was completed for an agreed price of $1,550 million plus working capital and net debt adjustment. ArcelorMittal paid $258 million cash for the acquisition in 1Q 2014. The Calvert plant has a total capacity of 5.3 million tons including hot rolling, cold rolling, coating and finishing lines.

19 On January 14 and 16, 2013, ArcelorMittal closed its offerings (the “Combined Offering”) of ordinary shares and mandatorily convertible subordinated notes (“MCNs”), respectively. The total aggregate proceeds from the Combined Offering were approximately $4.0 billion (before deduction of commissions and expenses). The ordinary shares offering represented an aggregate amount of $1.75 billion, representing approximately 104 million ordinary shares at an offering price of $16.75 (EUR 12.83 at a EUR/USD conversion rate of 1.3060) per ordinary share. The MCN offering represented an aggregate amount of $2.25 billion. The MCNs mature in January 2016, were issued at 100% of the principal amount and will be mandatorily converted into ordinary shares of ArcelorMittal at maturity, unless earlier converted at the option of the holders or ArcelorMittal or upon certain specified events in accordance with the terms of the MCNs. The MCNs bear interest of 6.00% per annum, payable quarterly in arrears. The minimum conversion price of the MCNs was set at $16.75, corresponding to the placement price of shares in the concurrent ordinary shares offering as described above, and the maximum conversion price was set at approximately 125% of the minimum conversion price (corresponding to $20.94) the minimum and maximum prices are subject to adjustment upon the occurrence of certain events. The Mittal family participated in the Combined Offering by acquiring $300 million of MCNs and $300 million of ordinary shares.

20 Includes back-up lines for the commercial paper program.

21 The net cash consideration (sales proceeds less cash and debt held by ATIC) is expected to be $170 million

22 Assets and liabilities subject to disposal primarily relate to steel cord business and ATIC which have been classified as asset/liabilities held for sale.

23 Total of all finished production of fines, concentrate, pellets, lumps and coal (excludes share of production and strategic long-term contracts).

24 Operating working capital is defined as trade accounts receivable plus inventories less trade accounts payable.

25 Commercial paper is expected to continue to be rolled over in the normal course of business.

26 Capex includes the acquisition of intangible assets (such as concessions for mining and IT support) and includes payments to fixed asset suppliers.